

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
(t) 914-921-7733
(f) 914-921-5384
(e) gmaldonado@gabelli.com

June 12, 2015

Mr. John T. Sweetwood
Interim Chief Executive Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Dear Mr. Sweetwood:

GAMCO Asset Management Inc. ("GAMCO") has reviewed the press release and 8-K filed by The Pep Boys – Manny, Moe & Jack (the "Company") on June 11, 2015.

GAMCO takes no position with respect to the notion that if the Company hires a permanent Chief Executive Officer that such individual may be added to the Company's Board of Directors (the "Board").

GAMCO believes such a decision should be made by the Board and not GAMCO.

Sincerely,

George Maldonado
Director of Proxy Voting Services